Prospectus Supplement dated October 20, 2020
(to Prospectus dated November 27, 2019,
as Supplemented on September 29, 2020)

RiverNorth Opportunities Fund, Inc.

3,140,136 Shares of Common Stock

Subscription Rights for Shares of Common Stock

This information in this Supplement updates the information in, and should be read in conjunction with, the Prospectus.

On October 20, 2020, the RiverNorth Opportunities Fund, Inc. (the “Fund”) announced an extension of the expiration date of the transferable subscription rights ("Rights") issued to its stockholders of record as of October 2, 2020 to subscribe for new shares of the Fund's common stock (the "Offer") from November 3, 2020 to November 6, 2020. The extension of the Expiration Date was completed to avoid the original expiration date of November 3, 2020 falling on the same date as the U.S. election. As of the date of this Supplement, all references in the Prospectus to an Expiration Date of 5:00 p.m., Eastern Time, on November 3, 2020 are changed to 5:00 p.m., Eastern Time, on November 6, 2020.

As a result of the extension, the following replaces the current table in the Prospectus:

Important Dates to Remember	Please note that the dates in the table below may change if the Offer is extended.

	Event	Date
	Record Date	October 2, 2020
	Subscription Period	October 6 to November 6, 2020*
	Expiration Date	November 6, 2020*
	Payment for Guarantees of Delivery Due	November 10, 2020*
	Confirmation to Participants	November 16, 2020*
*Unless the Offer is extended.

All other terms and conditions of the Offer as described in the Prospectus remain the same. The Fund reserves the right to further extend the Subscription Period and other related dates as described in the Prospectus.

The extension of the Offer does not require that Rights holders who previously subscribed for shares take any action. Such subscription requests will continue to be processed as submitted. However, these Rights holders have the right if they choose to cancel their subscription by written request via U.S. mail. Rights holders who exercised their subscription rights through securities brokers and wish to cancel should submit their cancellation requests to those brokers who will then notify the Fund. All other cancellation requests should be mailed to the Subscription Agent at the following address:

RiverNorth Opportunities Fund, Inc.
c/o Computershare Trust Company, N.A.
Attn: Corporate Actions Voluntary Offer
P.O. Box 43011
Providence, RI 02940-3011

Subscription cancellation requests must be received by 5:00 p.m., Eastern Time, on the revised Expiration Date of the Offer, which is November 6, 2020 and must include the following information: 1) Full name of registered Rights holder; 2) telephone contact information for Rights holder; and 3) total number of Shares subscribed for in Rights holder’s Subscription Certificate. In addition, Rights holders required to provide signature guarantees with their Subscription Certificates also must provide them with their cancellation requests. Any subscription requests that are not properly revoked will be deemed to be valid and processed accordingly.

Any questions related to the Offer or how to cancel a subscription request that was submitted prior to the extension of the Offer, should contact the Information Agent, Georgeson, at 1-888-219-8320.